MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

                                       March 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Funds Preliminary Proxy Statements

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the preliminary proxy statements filed by the registrants in the Pioneer Funds fund complex listed on Appendix A attached hereto (each, a “Registrant”). Following are the Staff’s comments with respect to the preliminary proxy statements and the Registrants responses thereto:

1. Comment:	The Staff requested that the Registrants revise the Q&A to reference the record date on which shareholders are entitled to vote on the proposals.

Response:	The Registrants will revise the first sentence of the first Q&A to state that “As a shareholder of a Pioneer Fund on March 15, 2017, you are being asked to approve a new management agreement between your Fund and its investment adviser, Pioneer Investment Management, Inc.”

2. Comment:	The Staff requested that the Registrants revise the first Q&A of the proxy statement filed by Pioneer Variable Contracts Trust to refer to each proposal and not simply the proposal regarding the New Management Agreement.

Response:	Pioneer Variable Contracts Trust will revise the first Q&A of the proxy statement by adding, as the second sentence of the Q&A, the following statement: “you also are being asked to elect Trustees.”

3. Comment:	The Staff requested that the Registrants expand the second Q&A to explain briefly why the proposals require shareholder approval.

Response:	The Registrants will delete the second Q&A. The Registrants believe that the remaining Q&As, in particular the fourth Q&A, explain why the proposals require shareholder approval and that the second Q&A is redundant.

4. Comment:	The Staff requested that the Registrants include a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes, if that action is contemplated. The Staff noted that it is the Staff’s position that adjournment of a meeting to solicit additional votes is not an appropriate use of discretionary authority under Rule 14a-4(c).

Response:	The Registrants respectfully submit that shareholders are not conferring discretionary authority to the persons named as proxies with respect to the adjournment of the meeting to solicit additional votes. Rather, as clearly disclosed in the proxy statements, the persons named as proxies would vote those proxies which they are entitled to vote in favor of a proposal in favor of the adjournment regarding that proposal, and would vote those proxies required to be voted against a proposal against an adjournment regarding that proposal. The Registrant will clarify in the proxy statements that the officer presiding at the meeting, and not the persons named as proxies, may propose any such adjournment. The Registrants believe that it is consistent for a shareholder who votes in favor of a proposal to also vote in favor of an adjournment with respect to that proposal to solicit additional votes, and that adding an additional proposal to that effect adds unnecessary expenses and complexity to the proxy solicitation. The Registrants are not aware that the Staff has required other registered investment companies to include a separate proposal asking shareholders for approval to adjourn a meeting to solicit additional votes.

The Registrants in any event believe that adjournment of a meeting to a future date is a matter incident to the conduct of a meeting and, even if the proxies were deemed to confer discretionary authority to vote for adjournments, that would be permitted under Rule 14a-4(c).

The Registrants note that in Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (“Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the Commission stated that:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the [1940 Act].

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Registrants represent that they will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release. The Registrants further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Registrants therefore submit that the Adjournment Release does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited.

Accordingly, the Registrants respectfully submit that a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes is not required.

5. Comment:	The Staff requested that the Registrants confirm in their response that the New Management Agreement would not include the provisions described under “Additional Provisions.”

Response:	The Registrants confirm that the discussion titled “Additional Provisions” will be deleted from the proxy statements and the provisions discussed in that section will be removed from the New Management Agreement.

6. Comment:	The Staff requested that the Registrants explain in their response the statements under “Board Evaluation of the New Management Agreement” that the Board is in the process of evaluating the Transaction and the New Management Agreement and Interim Management Agreement.

Response:	The Registrants note that the Board of Trustees of the Funds held a special in-person Board meeting on March 6-7, 2017, at which meeting the Trustees completed their evaluation of the information provided to them with respect to the Transaction, and approved the New Management Agreement and the Interim Management Agreement. Revised disclosure regarding the Board’s evaluation of the New Management Agreement is attached hereto as Appendix B.

7. Comment:	The Staff noted that the Registrants state that, in connection with its evaluation of the Transaction, the Board requested information regarding any plans to modify the operations of the Funds. The Staff requested that any such plans be discussed in the proxy statements.

Response:	The Registrants refer to the following disclosure set forth in the proxy statements:

“In those meetings, the representatives of Amundi confirmed their intention that the Chief Executive Officer and Chief Investment Officer of the Adviser would remain in their current positions, and confirmed that they do not currently foresee major changes in the day-to-day investment management operations of the Adviser with respect to the Funds as a direct result of the Transaction.”

8. Comment:	The Staff noted that Registrants state that, for certain Funds, the Trustees discussed the Fund’s performance with the Adviser on a more frequent basis in light of the Fund’s unfavorable performance compared to its benchmark index and peers over certain periods. The Staff requested that the Registrants identify each Fund to which the disclosure refers and provide additional detail regarding the Board’s considerations in approving the New Management Agreement for such Funds in light of such underperformance, including information regarding the steps taken by the Adviser to address such Funds’ performance.

Response:	The Registrants will revise the disclosure to address the Staff’s comment. Revised disclosure is included in Appendix B attached hereto.

9. Comment:	The Staff requested that the Registrants revise the disclosure to provide additional detail regarding the information considered by the Board in its evaluation of each Fund’s management fees and expenses The Staff suggested that the Registrants consider providing disclosure in response to this comment in a tabular format in accordance with Item 22(c)(10) of Schedule 14A in order to facilitate comparison by an investor between the investor’s Fund and the other Funds managed by the Adviser.

Response:	The Registrants will revise the disclosure to address the Staff’s comment. Revised disclosure is included in Appendix B attached hereto.

10. Comment:	The Staff requested that the Registrants revise the disclosure regarding Section 15(f) of the 1940 Act to clarify if the election of new trustees is necessary to comply with Section 15(f).

Response:	The Registrants will revise the disclosure to add a statement that the Board of Trustees currently satisfies the condition that at least 75% of each Fund’s Board of Trustees must not be “interested persons” of the Adviser and the election of additional trustees, as proposed in Proposal 2, is not necessary to comply with this condition.

11. Comment:	The Staff requested that the Registrants revise the disclosure regarding Section 15(f) of the 1940 Act to indicate the Board’s belief as to whether the Transaction will constitute an “unfair burden” as defined in the 1940 Act.

Response:	The Registrants note that Section 15(f) does not require that the Board determine that the Transaction would not impose an unfair burden on any Fund. Accordingly, the Board did not make that specific determination. However, the Registrants note that, as indicated in the disclosure, the Board has not been advised by the Adviser of any circumstances arising from the Transaction that might result in the imposition of an “unfair burden” and that Amundi has advised the Board of Trustees that it will not take, nor cause its affiliates to take, any action that would have the effect of causing the conditions of Section 15(f) not to be met with respect to the Transaction. The Registrants respectfully submit that no change to the disclosure is required.

12. Comment:	The Staff noted the compensation received by Ms. Monchak from each Fund for the most recent fiscal year, and requested that the Registrants briefly explain the roles and responsibilities of an advisory trustee and how the Registrants became comfortable with the level of compensation for an advisory position. The Staff also requested that the Registrants confirm that the SEIU Funds do not have any significant investments in any Fund in the fund complex.

Response:	The Registrants note that as an advisory trustee, Ms. Monchak attends and fully participates in Board meetings, and performs all of the functions of an Independent Trustee except for participation in formal votes. The Registrants also note that Ms. Monchak is a member of the Independent Trustees, Audit and Valuation Committees of the Board, fully participates in committee meetings and performs all of the functions of a committee member except for participation in formal votes. The Registrants note that the Independent Trustees of the Funds selected and nominated Ms. Monchak as an advisory trustee, and determined her compensation in light of her contributions to the Board and the committees of the Board. The Registrants confirm that the SEIU Funds do not have any significant investments in any Fund in the fund complex.

13. Comment:	The Staff noted that in Part II, the Registrants present information regarding the contractual management fee for each Fund. The Staff noted that the Registrants separately represent that there will be no increase in management fees as a result of the New Management Agreement and that the Transaction is not expected to have a material adverse impact on the nature, extent or quality of the services provided by the Adviser to each Fund. The Staff noted that certain Funds appear to have expense limitation arrangements in place. The Staff noted that it is unclear if these arrangements will continue and therefore if investors will experience a higher effective management fee as a result of the Transaction. The Staff requested that the Registrants revise the disclosure to clarify that such expense limitation arrangements will remain in place following the completion of the Transaction or explain how the presentation meets the requirements of Item 22(a)(3)(iv) of Schedule 14A.

Response:	The Registrants will revise the disclosure to address the Staff’s comment. Revised disclosure is in Appendix C.

14. Comment:	The Staff requested that the Registrants confirm that the contractual management fee for each Fund presented in Part II is accurate.

Response:	The Registrants will update the disclosure and confirm that the updated disclosure presented in Part II regarding each Fund’s contractual management fee is accurate. Revised disclosure is included in Appendix C.

15. Comment:	The Staff requested that the Registrants provide the information required by Item 19(a)(3) of Form N-1A in Part II, including any credits that reduced the contractual management fee.

Response:	The Registrants will revise the disclosure to address the Staff’s comment. Revised disclosure is included in Appendix D.

16. Comment:	With respect to the proposal to convert the investment objective(s) of certain Funds from fundamental to non-fundamental, the Staff requested that the Registrants disclose prominently that shareholders will lose the ability to control future changes to their Fund’s investment objective if the proposal is approved.

Response:	The Registrants will revise the disclosure to add a statement that shareholders will lose the ability to control future changes to their Fund’s investment objective if the proposal is approved

17. Comment:	The Staff noted that, with respect to the proposal to convert the investment objectives of Pioneer Bond Fund to non-fundamental, the disclosure states that it is expected that the investment objectives of the Fund would no longer include preservation of capital or preserving the investment grade quality of the Fund’s portfolio. The Staff noted that the disclosure also states that there is no current plan to change the Fund’s investment strategy or the credit quality of the Fund’s portfolio. The Staff requested that the Registrant revise the disclosure to indicate that the proposed change to the Fund’s investment objective would make it easier for the credit quality of the Fund’s portfolio to be changed in the future.

Response:	The Registrants will revise the disclosure to add a statement that that the proposed change to the Fund’s investment objective would make it easier for the credit quality of the Fund’s portfolio to be changed in the future.

18. Comment:	The Staff requested that the Registrant include a separate proposal with respect to Pioneer Bond Fund that specifies that shareholders are being asked to approve the conversion of the Fund’s current fundamental investment objectives to a non-fundamental objective of seeking current income and total return.

Response:	The Registrants will make the proposals to convert Pioneer Bond Fund’s investment objective to non-fundamental and to change the Fund’s investment objectives into two separate proposals. The proposals to convert Pioneer Bond Fund’s investment objective to non-fundamental will be included in current proposal 3. The proposal to change the Fund’s current investment objectives to an objective of seeking current income and total return will be included in a new proposal 4. Revised disclosure is included in Appendix E and Appendix F.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:	Terrence J. Cullen
Christopher J. Kelley
Roger P. Joseph
Toby R. Serkin

Appendix A

Pioneer Asset Allocation Trust	(File No. 811-21569)
Pioneer Bond Fund	(File No. 811-02864)
Pioneer Diversified High Income Trust	(File No. 811-22014)
Pioneer Emerging Markets Fund	(File No. 811-08448)
Pioneer Equity Income Fund	(File No. 811-08657)
Pioneer Floating Rate Trust	(File No. 811-21654)
Pioneer Fund	(File No. 811-01466)
Pioneer High Income Trust	(File No. 811-21043)
Pioneer High Yield Fund	(File No. 811-09685)
Pioneer ILS Interval Fund	(File No. 811-22987)
Pioneer Mid Cap Value Fund	(File No. 811-06106)
Pioneer Money Market Trust	(File No. 811-05099)
Pioneer Municipal High Income Advantage Trust	(File No. 811-21409)
Pioneer Municipal High Income Trust	(File No. 811-21321)
Pioneer Real Estate Shares	(File No. 811-07870)
Pioneer Series Trust II	(File No. 811-21460)
Pioneer Series Trust III	(File No. 811-21664)
Pioneer Series Trust IV	(File No. 811-21781)
Pioneer Series Trust V	(File No. 811-21823)
Pioneer Series Trust VI	(File No. 811-21978)
Pioneer Series Trust VII	(File No. 811-10395)
Pioneer Series Trust VIII	(File No. 811-07318)
Pioneer Series Trust X	(File No. 811-21108)
Pioneer Series Trust XI	(File No. 811-01835)
Pioneer Series Trust XII	(File No. 811-08547)
Pioneer Short Term Income Fund	(File No. 811-21558)
Pioneer Strategic Income Fund	(File No. 811-09223)
Pioneer Variable Contracts Trust	(File No. 811-08786)

Appendix B

Board Evaluation of the New Management Agreement

The Board evaluated the Transaction and the New Management Agreement and Interim Management Agreement for each of the Funds. In connection with their evaluation of the Transaction and the New Management Agreement for each Fund, the Trustees requested such information as they deemed reasonably necessary, including: (a) the structure of the Transaction and the strategy underlying the Transaction; (b) the anticipated benefits of the Transaction to the Fund and its shareholders; (c) the post-Transaction plans for the Adviser, including Amundi’s plans for integration of Pioneer Investments and the Adviser with its existing asset management businesses and plans for the future development of the Adviser; (d) the effect of the Transaction on the ongoing services provided to the Fund, including the need to select a new independent registered public accounting firm for the Fund, and any plans to modify the operations of the Fund; (e) the stability and continuity of the Adviser’s management and key employees, including compensation and benefits to the Adviser’s key employees, and retention plans and incentive plan structure; (f) the post-Transaction indebtedness and financial resources of the Adviser; (g) Amundi’s legal and operational structure, its principal shareholders and senior management, its investment management, risk management, administrative, legal and compliance functions; (h) certain regulatory matters relating to Amundi’s affiliates; and (i) Amundi’s commitment to the United States, including the role of the Adviser in the larger Amundi business.

The Trustees also requested and obtained the following information in connection with their evaluation of the Transaction and the New Management Agreement for each Fund: (i) memoranda provided by Fund counsel that summarized the legal standards and other considerations that are relevant to the Trustees in their deliberations regarding the New Management Agreement; (ii) the qualifications of the investment management teams for the Fund, as well as the level of investment by the Fund’s portfolio managers in the Fund; (iii) the Fund’s management fees and total expense ratios, the financial statements of the Adviser and its pre- and post-Transaction parent companies, profitability analyses from the Adviser, and analyses from the Adviser as to possible economies of scale; (iv) the profitability of the institutional business of the Adviser and the Adviser’s affiliate, Pioneer Institutional Asset Management, Inc. (“PIAM”) as compared to that of the Adviser’s fund management business; and (v) the differences between the fees and expenses of the Fund and the fees and expenses of the Adviser’s and PIAM’s institutional accounts, as well as the different services provided by Adviser to the Fund and by the Adviser and PIAM to the institutional accounts. In addition, the Trustees considered the information provided at regularly scheduled meetings throughout the year regarding the Fund’s performance and risk attributes, including through meetings with investment management personnel, and took into account other information related to the Fund provided to the Trustees at regularly scheduled meetings. The Trustees also considered information they had received in their review of the continuance of the Current Management Agreement for each Fund in September 2016.

At meetings held on January 9, 2017 and January 10, 2017, the Trustees met with representatives of Amundi and PGAM, including separate meetings of the Trustees who are not “interested persons” of the Fund Complex (“Independent Trustees”) and counsel with representatives of Amundi and PGAM, and subsequently with representatives of Amundi. In those meetings, they received an extensive presentation from the representatives of Amundi, including the chief executive officer of Amundi, describing

Amundi’s background and history, its global asset management activities, the growth of its business, and its status as the largest asset management firm in Europe and one of the largest globally; its capital structure and financial resources, including information as to the financing of the Transaction; its principal investors, including its majority investor Credit Agricole S.A., and Credit Agricole’s long-term commitment to the asset management business; the philosophy and strategy underlying the Transaction and the complementarity of Amundi’s and Pioneer Investments’ respective asset management businesses; Amundi’s various operating and investment committees and how they would likely interact with the Adviser; the proposed integration process, including the progress to date and the establishment of various integration work streams; Amundi’s plans for management of the Adviser; Amundi’s philosophy as to compensation of key employees and its general intentions with respect to incentive plans for key employees of the Adviser; Amundi’s preliminary plans to achieve cost and other synergies; and opportunities to further develop the business of the Adviser and PIAM, including in the area of institutional asset management, and how that would benefit shareholders of the Pioneer Funds.

In those meetings, the representatives of Amundi confirmed their intention that the Chief Executive Officer and Chief Investment Officer of the Adviser would remain in their current positions, and confirmed that they do not currently foresee major changes in the day-to-day investment management operations of the Adviser with respect to the Funds as a direct result of the Transaction. They discussed incentive arrangements for key personnel that would continue after the closing of the Transaction and their plans to establish a new long-term incentive plan following the closing. They also generally discussed ways in which the Adviser could potentially draw on the expanded global resources of Amundi post-Transaction. At those meetings, the Independent Trustees identified certain areas to which they requested further information, including as to trading and execution of securities transactions, research and portfolio management and potential changes in investment process, particularly where asset classes managed by the Adviser would overlap with asset classes managed by Amundi, the continued availability of resources currently at Pioneer Investments or elsewhere within Amundi to assist in management of certain Funds, and any anticipated significant changes in operations. The Independent Trustees considered the uncertainty as to whether the Fund’s independent registered public accounting firm could continue to act in that capacity after the closing of the Transaction. The Independent Trustees also met with counsel to review the information they had received to date and to discuss next steps.

Subsequently, the Trustees received further information from Amundi, including written responses to questions raised by the Independent Trustees, and received from the Adviser the information requested of it. The Independent Trustees reviewed the information provided with counsel at telephonic meetings held on February 16, 2017 and February 27, 2017. The Trustees held a special in-person Board meeting on March 6-7, 2017 for further consideration of the New Management Agreements, the Interim Management Agreements and the Transaction. The Trustees met again with senior executives of Amundi at the March 6-7, 2017 meeting.

At the March 6-7, 2017 meeting, based on their evaluation of the information provided by the Adviser and Amundi, the Trustees including the Independent Trustees voting separately, approved the New Management Agreement and the Interim Management Agreement for your Fund. In considering the New Management Agreement for your Fund, the Trustees considered various factors that they determined were relevant, including the factors described below. The Trustees did not identify any single factor as the controlling factor in their determinations. The Trustees considered the same factors with respect to the Interim Management Agreement for your Fund.

Nature, Extent and Quality of Services. The Trustees considered the nature, extent and quality of the services that had been provided by the Adviser to the Fund and that are expected to be provided by the Adviser to the Fund following the consummation of the Transaction. The Trustees reviewed the terms of the New Management Agreement, and noted that such terms are substantially similar to the terms of the Current Management Agreement, except for different execution dates, effective dates and termination dates, and certain additional provisions as described in this Proxy Statement. The Trustees reviewed the Adviser’s investment approach for the Fund and its research process. The Trustees considered the resources of the Adviser and the personnel of the Adviser who provide investment management services to the Fund. They also reviewed the amount of non-investment resources and personnel of the Adviser that are involved in the Adviser’s services to the Fund, including the Adviser’s compliance and legal resources and personnel. The Trustees noted the substantial attention and high priority given by the Adviser’s senior management to the Pioneer Fund complex.

The Trustees considered that the Adviser supervises and monitors the performance of the Fund’s service providers and provides the Fund with personnel (including Fund officers) and other resources that are necessary for the Fund’s business management and operations and that the Adviser would continue to provide those investment management and research services and resources to the Fund following the consummation of the Transaction. The Trustees also considered that, as administrator, the Adviser would continue to be responsible for the administration of the Fund’s business and other affairs. The Trustees considered the fees to be paid to the Adviser for the provision of administration services.

The Trustees considered that Deloitte & Touche LLP has informed the Board that it will no longer be independent with respect to the Fund upon the completion of the Transaction and, accordingly, that it will be necessary for the Board to engage a new independent registered public accounting firm for the Fund.

The Trustees considered that the Transaction is not expected to have a material adverse impact on the nature, scope and overall quality of services provided to the Fund and its shareholders, including investment management, risk management, administrative, compliance, legal and other services, as a result of the Transaction.

In that regard, the Trustees considered that Amundi is one of the largest asset managers globally, and that the Adviser may have access to additional research and portfolio management capabilities as a result of the Transaction and that the Adviser, as part of Amundi, is expected to have an enhanced global presence that may contribute to an increase in the overall scale and resources of the Adviser. Furthermore, in considering whether the Transaction would be expected to have a material adverse impact on the nature, scope and overall quality of services provided to the Fund and its shareholders, the Trustees considered the statements by representatives of Amundi that they expect the Chief Executive Officer and Chief Investment Officer of the Adviser to remain in their current positions and that they do not currently foresee major changes in the day-to-day investment management operations of the Adviser as a direct result of the Transaction, or the risk management, legal or compliance services provided by the Adviser, with respect to the Fund. They further considered the current incentive arrangements for key personnel of the Adviser that would continue after the closing of the Transaction. They also noted Amundi’s stated intention to establish a new long-term incentive plan following the closing.

The Trustees also took into account their experience in evaluating the proposed combination of Pioneer Investments and Santander Asset Management, which was announced in September, 2014 and abandoned in July, 2016. In light of, among other things, this experience, the Trustees determined that they were not able to identify any realistic alternatives to approving the New Management Agreement that would provide the level of services to the Fund and its shareholders that are expected to be provided by the Adviser after the closing of the Transaction.

Based on these considerations, the Trustees concluded that the nature, extent and quality of services that the Adviser would continue to provide to the Fund under the New Management Agreement would be satisfactory and consistent with the terms of the New Management Agreement.

Performance of the Fund. In considering the Fund’s performance, the Trustees regularly reviewed and discussed throughout the year data prepared by the Adviser and information comparing the Fund’s performance with the performance of its peer group of funds, as classified by each of Morningstar, Inc. (Morningstar) and Lipper, and the performance of the Fund’s benchmark index. They also discussed the Fund’s performance with the Adviser on a regular basis.

For the following Funds, the Trustees discussed the Fund’s performance with the Adviser on a more frequent basis in light of the Fund’s unfavorable performance compared to its benchmark index and peers over certain periods. For Pioneer Core Equity Fund, the Trustees noted the Adviser’s explanation for the Fund’s relative performance and the steps taken by the Adviser to address the Fund’s performance, including enhancing the investment process used for the Fund. It also was noted that Craig Sterling, a Senior Vice President and Head of Equity Research, U.S., became a portfolio manager of the Fund in May, 2015. For Pioneer Disciplined Value Fund, the Trustees noted the Adviser’s explanation for the Fund’s relative performance and the steps taken by the Adviser to address the Fund’s performance, including enhancing the investment process used for the Fund. It also was noted that Craig Sterling, a Senior Vice President and Head of Equity Research, U.S., became a portfolio manager of the Fund in May, 2015. For Pioneer Emerging Markets Fund, the Trustees noted the Adviser’s explanation for the Fund’s relative performance and the steps taken by the Adviser to address the Fund’s performance, including increasing the diversification of the Fund’s portfolio, investing in larger capitalization companies and reducing the Fund’s tracking error relative to its benchmark. It also was noted that the Fund’s recent performance was improved relative to its peer group. For Pioneer Flexible Opportunities Fund, the Trustees noted the Adviser’s explanation for the Fund’s relative performance and the steps taken by the Adviser to address the Fund’s performance, including reducing the Fund’s exposure to credit while lengthening portfolio duration. For Pioneer Global High Yield Fund, the Trustees noted the Adviser’s explanation for the Fund’s relative performance, including the extent to which its peer group of funds are invested in U.S. high yield securities. The Trustees also noted the steps taken by the Adviser to address the Fund’s performance, including enhancing the investment process used for the Fund. For Pioneer High Income Trust, the Trustees noted the Adviser’s explanation for the Fund’s relative performance and the steps taken by the Adviser to address the Fund’s performance. It was noted that the Trust’s recent performance was improved relative to its peer group and benchmark index.

The Trustees’ regular reviews and discussions, including, if applicable, the steps taken by the Adviser to address the Fund’s performance, were factored into the Trustees’ deliberations concerning the approval of the New Management Agreement.

Management Fee and Expenses. The Trustees noted that the stated management fees to be paid by your Fund are identical under the Current Management Agreement and the New Management Agreement. The Trustees considered information showing the fees and expenses of the Fund in comparison to the management fees and expense ratios of its peer group of funds as classified by Morningstar and also to the expense ratios of a peer group of funds selected on the basis of criteria determined by the Independent Trustees for this purpose using data provided by Strategic Insight Mutual Trust Research and Consulting, LLC (Strategic Insight), an independent third party. In all quintile rankings referred to below, first quintile is most favorable to the Fund’s shareowners. To the extent applicable, the Trustees also considered the impact of transfer agency, sub-transfer agency, and other non-management fee expenses on the expense ratios of the Fund. The Trustees noted that they separately review the Fund’s transfer agency, sub-transfer agency and intermediary arrangements and that the results of the most recent such review were considered in the consideration of the Fund’s expense ratio.

Pioneer Bond Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

Pioneer Emerging Markets Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the fourth quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the Fund’s management fee was approximately four basis points higher than the median management fee paid by other funds in its Morningstar category. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fifth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Equity Income Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period.

Pioneer Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees noted the impact of the Fund’s performance on the management fee paid by the Fund. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period.

Pioneer High Yield Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fifth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Solutions—Balanced Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally. The Trustees considered that non-management fee operating expenses generally are spread over a smaller asset base than the other funds in the peer group, which results in these fees being significantly higher as a percentage of assets. The Trustees also considered information showing significant expense reimbursements by the sponsors of the other funds in the peer groups.

Pioneer Solutions—Conservative Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally. The Trustees considered that non-management fee operating expenses generally are spread over a smaller asset base than the other funds in the peer group, which results in these fees being significantly higher as a percentage of assets. The Trustees also considered information showing significant expense reimbursements by the sponsors of the other funds in the peer groups.

Pioneer Solutions—Growth Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally. The Trustees considered that non-management fee operating expenses generally are spread over a smaller asset base than the other funds in the peer group, which results in these fees being significantly higher as a percentage of assets. The Trustees also considered information showing significant expense reimbursements by the sponsors of the other funds in the peer groups.

Pioneer Mid Cap Value Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees noted the impact of the Fund’s performance on the management fee paid by the Fund. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the first quintile relative to its Morningstar category and in the first quintile relative to its Strategic Insight peer group, in each case for the comparable period.

Pioneer U.S. Government Money Market Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the fourth quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the Fund’s management fee was approximately four basis points higher than the median management fee paid by other funds in its Morningstar category. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the first quintile relative to its Morningstar category and in the first quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser was waiving fees and/or reimbursing expenses in order to limit the ordinary operating expenses of the Fund and maintain a positive yield.

Pioneer Real Estate Shares: In considering the Fund’s management fee and expense ratio, the Trustees also considered that the Adviser, not the Fund, paid the sub-adviser pursuant to the sub-advisory agreement. The Trustees evaluated both the fee under the sub-advisory agreement and the portion of the fee under the investment advisory agreement retained by the Adviser. The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally. The Trustees also considered information showing significant expense reimbursements by the sponsors of the other funds in the peer groups. The Trustees reviewed management fees charged by the sub-adviser to its other clients. The Trustees noted that the sub-advisory fees paid to the sub-adviser with respect to the Fund were within the range of the fee rates charged by the Sub-Adviser to its other clients.

Pioneer AMT-Free Municipal Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class A shares was approximately one basis point higher than the median expense ratio of its Morningstar category, and approximately one basis point higher than the median expense ratio paid by other funds in its Strategic Insight peer group. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Select Mid Cap Growth Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the first quintile relative to its Morningstar category and in the first quintile relative to its Strategic Insight peer group, in each case for the comparable period.

Pioneer Disciplined Value Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Classic Balanced Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Multi-Asset Income Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the first quintile relative to its Morningstar category and in the first quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

Pioneer Global Equity Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

Pioneer High Income Municipal Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the Fund’s expense ratio was less than one basis point higher than the median expense ratio paid by other funds in its Morningstar category. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Floating Rate Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Flexible Opportunities Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees noted that although assets invested by the Fund in the Subsidiary are excluded from the calculation of the Fund’s management fee, the Fund indirectly pays a management fee with respect to assets invested in the Subsidiary because the Subsidiary pays a management fee pursuant to the Subsidiary Management Agreement. The Trustees noted that the Subsidiary pays the Adviser a management fee at the same rate that the Fund pays the Adviser. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the first quintile relative to its Morningstar category and in the first quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

Pioneer Global High Yield Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the fourth quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the Fund’s management fee was approximately four basis points higher than the median management fee paid by other funds in its Morningstar category. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fifth quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class A shares was approximately two basis points higher than the median expense ratio paid by other funds in its Strategic Insight peer group. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Global Multisector Income Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

Pioneer International Equity Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees noted the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally. The Trustees considered that such non-management fee operating expenses generally are spread over a smaller asset base than the other funds in the peer group, which results in these fees being significantly higher as a percentage of assets.

Pioneer Dynamic Credit Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

Pioneer Fundamental Growth Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period.

The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

Pioneer Multi-Asset Ultrashort Income Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the fifth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally. The Trustees also considered information showing significant expense reimbursements by the sponsors of the other funds in the peer groups.

Pioneer Core Equity Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the first quintile relative to its Morningstar category and in the first quintile relative to its Strategic Insight peer group, in each case for the comparable period.

Pioneer Disciplined Growth Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above certain asset levels. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the second quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Short Term Income Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted the impact of expenses relating to small accounts and omnibus accounts on transfer and sub-transfer agency expenses generally.

Pioneer Strategic Income Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoints in the management fee schedule and the reduced fee rates above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class A shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class Y shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the fourth quintile relative to its Strategic Insight peer group, in each case for the comparable period.

Pioneer U.S. Corporate High Yield Fund: The Fund noted that comparative information as of September 30, 2016 was not available for this Fund as the Fund commenced operations on January 1, 2017. In initially approving the Fund’s management fee, the Trustees considered that the Fund’s management fee would fall approximately in the third quintile relative to the management fees paid by funds in the Morningstar High Yield category. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees considered that, taking into account proposed contractual expense limitation arrangements, the expense ratio for the Fund’s Class A shares would fall approximately in the third quintile relative to funds in the Morningstar High Yield category. The Trustees considered that, taking into account proposed contractual expense limitation arrangements, the expense ratio for the Fund’s Class Y shares would fall approximately in the third quintile relative to funds in the Morningstar High Yield category.

Pioneer ILS Interval Fund: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the fifth quintile relative to the management fees paid by other funds in its Strategic Insight peer group for the comparable period. The Trustees considered that the expense ratio of the Fund as of September 30, 2016 was in the fifth quintile relative to its Strategic Insight peer group for the comparable period. The Trustees noted the investment management expertise and resources required to implement the Fund’s complex investment strategy. The Trustees also considered that the Fund did not have a clear cut peer group. The Trustees also noted the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

Pioneer Diversified High Income Trust: The Trustees considered that the Fund’s management fee (based on managed assets) as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Strategic Insight peer group for the comparable period. The Trustees considered that the expense ratio (based on managed assets) of the Fund’s common shares as of September 30, 2016 was in the second quintile relative to its Strategic Insight peer group for the comparable period.

Pioneer Floating Rate Trust: The Trustees considered that the Fund’s management fee (based on managed assets) as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Strategic Insight peer group for the comparable period. The Trustees considered that the expense ratio (based on managed assets) of the Fund’s common shares as of September 30, 2016 was in the first quintile relative to its Strategic Insight peer group for the comparable period.

Pioneer High Income Trust: The Trustees considered that the Fund’s management fee (based on managed assets) as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Strategic Insight peer group for the comparable period. The Trustees considered that the expense ratio (based on managed assets) of the Fund’s common shares as of September 30, 2016 was in the first quintile relative to its Strategic Insight peer group for the comparable period.

Pioneer Municipal High Income Advantage Trust: The Trustees considered that the Fund’s management fee (based on managed assets) as of September 30, 2016 was in the fourth quintile relative to the management fees paid by other funds in its Strategic Insight peer group for the comparable period. The Trustees considered that the Fund’s management fee was approximately five basis points higher than the median management fee paid by other funds in its Morningstar category. The Trustees considered that the expense ratio (based on managed assets) of the Fund’s common shares as of September 30, 2016 was in the third quintile relative to its Strategic Insight peer group for the comparable period.

Pioneer Municipal High Income Trust: The Trustees considered that the Fund’s management fee (based on managed assets) as of September 30, 2016 was in the fourth quintile relative to the management fees paid by other funds in its Strategic Insight peer group for the comparable period. The Trustees considered that the Fund’s management fee was approximately five basis points higher than the median management fee paid by other funds in its Morningstar category. The Trustees considered that the expense ratio (based on managed assets) of the Fund’s common shares as of September 30, 2016 was in the third quintile relative to its Strategic Insight peer group for the comparable period.

Pioneer Bond VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the second quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class II shares as of September 30, 2016 was in the fourth quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees noted that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund.

Pioneer Emerging Markets VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the fifth quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees considered that the expense ratio of the Fund’s Class II shares as of September 30, 2016 was in the fifth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund, noting that non-management fee operating expenses generally are spread over a smaller asset base than the other funds in its peer groups, which results in these fees being significantly higher as a percentage of assets.

Pioneer Equity Income VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class II shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund.

Pioneer Fund VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class I shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the third quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund.

Pioneer High Yield VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the fourth quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees considered that the expense ratio of the Fund’s Class I shares as of September 30, 2016 was in the fifth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund, noting that non-management fee operating expenses generally are spread over a smaller asset base than the other funds in its peer groups, which results in these fees being significantly higher as a percentage of assets.

Pioneer Mid Cap Value VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the first quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class II shares as of September 30, 2016 was in the first quintile relative to its Morningstar category and in the first quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund.

Pioneer Real Estate Shares VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees also considered the breakpoint in the management fee schedule and the reduced fee rate above a certain asset level. The Trustees considered that the expense ratio of the Fund’s Class II shares as of September 30, 2016 was in the fifth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund, noting that non-management fee operating expenses generally are spread over a smaller asset base than the other funds in its peer groups, which results in these fees being significantly higher as a percentage of assets.

Pioneer Select Mid Cap Growth VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the third quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered that the expense ratio of the Fund’s Class I shares as of September 30, 2016 was in the third quintile relative to its Morningstar category and in the second quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund.

Pioneer Strategic Income VCT Portfolio: The Trustees considered that the Fund’s management fee as of September 30, 2016 was in the fifth quintile relative to the management fees paid by other funds in its Morningstar category for the comparable period. The Trustees considered the Fund’s relatively small asset size compared to most of the other funds in its peer groups. The Trustees considered that the expense ratio of the Fund’s Class II shares as of September 30, 2016 was in the fifth quintile relative to its Morningstar category and in the fifth quintile relative to its Strategic Insight peer group, in each case for the comparable period. The Trustees considered the impact of the Fund’s non-management fee expenses on the expense ratios of the Fund, noting that non-management fee operating expenses generally are spread over a smaller asset base than the other funds in its peer groups, which results in these fees being significantly higher as a percentage of assets. The Trustees considered that the Adviser had agreed to waive fees and/or reimburse expenses in order to limit the ordinary operating expenses of the Fund.

The Trustees reviewed management fees charged by the Adviser and PIAM to institutional and other clients, including publicly offered European funds sponsored by the Adviser’s affiliates, unaffiliated U.S. registered investment companies (in a sub-advisory capacity), and unaffiliated foreign and domestic separate accounts. The Trustees also considered the Adviser’s costs in providing services to the Fund and the Adviser’s and PIAM’s costs in providing services to the other clients and considered the differences in management fees and profit margins for fund and non-fund services. In evaluating the fees associated with the Adviser’s and PIAM’s client accounts, the Trustees took into account the respective demands, resources and complexity associated with the Funds and other client accounts. The Trustees noted that in some instances the fee rates for those clients were lower than the management fee for the Fund and considered that, under both the Current Management Agreement and the New Management Agreement, the Adviser would perform additional services for the Fund that it does not provide to those other clients or services that are broader in scope, including oversight of the Fund’s other service providers and activities related to compliance and the extensive regulatory and tax regimes to which the Fund is subject. The Trustees also considered the different risks associated with the Adviser’s management of the Fund and the Adviser’s and PIAM’s management of the other client accounts.

The Trustees concluded that the management fee payable by the Fund to the Adviser was reasonable in relation to the nature and quality of the services to be provided by the Adviser. With respect to Pioneer Real Estate Shares and Pioneer Real Estate Shares VCT Portfolio, the Trustees concluded that the management fee payable by the Fund to the Adviser, as well as the fees payable by the Adviser to the sub-adviser, were reasonable in relation to the nature and quality of the services to be provided by the Adviser and the sub-adviser to the Fund.

Profitability. The Trustees considered information provided by the Adviser regarding the profitability of the Adviser with respect to the advisory services provided by the Adviser to the Fund, including the methodology used by the Adviser in allocating certain of its costs to the management of the Fund. The Trustees also considered the Adviser’s profit margin in connection with the overall operation of the Fund. They further reviewed the financial results, including the profit margins, realized by the Adviser and PIAM from non-fund businesses. The Trustees considered the Adviser’s profit margins with respect to the Fund in comparison to the limited industry data available and noted that the profitability of any adviser was affected by numerous factors, including its organizational structure and method for allocating expenses. The Trustees concluded that the Adviser’s profitability with respect to the management of the Fund was not unreasonable.

Economies of Scale. The Trustees considered the Adviser’s views relating to economies of scale in connection with the Pioneer Funds as fund assets grow and the extent to which any such economies of scale are shared with the Fund and Fund shareholders. The Trustees recognize that economies of scale are difficult to identify and quantify, and that, among other factors that may be relevant, are the following: fee levels, expense subsidization, investment by the Adviser in research and analytical capabilities and the Adviser’s commitment and resource allocation to the Fund. The Trustees noted that profitability also may be an indicator of the availability of any economies of scale, although profitability may vary for other reasons including due to reductions in expenses. The Trustees concluded that economies of scale, if any, were being appropriately shared with the Fund.

Other Benefits. The Trustees considered the other benefits that the Adviser enjoys from its relationship with the Fund. The Trustees considered the character and amount of fees paid or to be paid by the Fund, other than under the Current Management Agreement or the New Management Agreement, for services provided by the Adviser and its affiliates. The Trustees further considered the revenues and profitability of the Adviser’s businesses other than the Fund business. To the extent applicable, the Trustees also considered the benefits to the Fund and to the Adviser and its affiliates from the use of “soft” commission dollars generated by the Fund to pay for research and brokerage services.

The Trustees considered that following the completion of the Transaction, the Adviser will be the principal U.S. asset management business of Amundi, and that Amundi’s worldwide asset management business will manage over $1.38 trillion in assets (including the Pioneer Funds). This may create opportunities for the Adviser, PIAM and Amundi that derive from the Adviser’s relationships with the Fund, including Amundi’s ability to market the services of the Adviser globally. The Trustees noted that the Adviser may have access to additional research capabilities as a result of the Transaction and Amundi’s enhanced global presence that may contribute to an increase of the overall scale of the Adviser. The Trustees considered that the Adviser and the Fund are expected to receive reciprocal intangible benefits from the relationship, including mutual brand recognition and, for the Fund, direct and indirect access to the resources of a large global asset manager. The Trustees concluded that any such benefits received by the Adviser as a result of its relationship with the Fund were reasonable.

Conclusion. After consideration of the factors described above as well as other factors, the Trustees, including the Independent Trustees, concluded that the New Management Agreement and the Interim Management Agreement for your Fund, including the fees payable thereunder, were fair and reasonable and voted to approve the New Management Agreement and the Interim Management Agreement, and to recommend that shareholders approve the New Management Agreement.

Appendix C

Information Regarding Current Management Agreements (Dates Approval Fees)

The following table sets forth, with respect to each Fund’s Current Management Agreement, the date of the agreement, the date the agreement was last approved by the shareholders and the Board, and the fees payable to the Adviser.

Open-End Funds

Fund	Date of Current Management Agreement	Date Last Submitted for Shareholder Approval	Date Last Approved by Board	Fees (calculated as a percent per annum of the Fund’s average daily net assets)
Pioneer Bond Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 7/1/14 to reflect reduction in management fee)	5/13/08	9/13/16	0.40%
Pioneer Emerging Markets Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 12/1/13 to reflect reduction in management fee)	5/13/08	9/13/16	1.10% up to $1 Billion and 1.05% over $1 Billion.
Pioneer Equity Income Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.60% up to $10 Billion; 0.575% over $10 Billion
Pioneer Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.60% up to $7.5 Billion; 0.575% of next $2.5 Billion; 0.55% over $10 Billion; Maximum performance adjustment is +/-0.10% over performance period
Pioneer High Yield Fund	7/1/08, as amended as of 11/12/13	6/19/08	9/13/16	0.70% up to $500 Million; 0.65% of next $500 Million; 0.60% of next $4 Billion; 0.55% of next $1 Billion; 0.50% of next $1 Billion; 0.45% of next $1 Billion; 0.40% of next $1 Billion; 0.35% of next $1 Billion; 0.30% over $10 Billion

Pioneer Solutions—Balanced Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 11/17/14 to reflect reduction in management fee)	5/13/08	9/13/16	0.13% up to $2.5 Billion; 0.11% over $2.5 Billion up to $4 Billion; 0.10% over $4 Billion up to $5.5 Billion; 0.08% over $5.5 Billion
Pioneer Solutions—Conservative Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 11/17/14 to reflect reduction in management fee)	5/13/08	9/13/16	0.13% up to $2.5 Billion; 0.11% over $2.5 Billion up to $4 Billion; 0.10% over $4 Billion up to $5.5 Billion; 0.08% over $5.5 Billion
Pioneer Solutions—Growth Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 11/17/14 to reflect reduction in management fee)	5/13/08	9/13/16	0.13% up to $2.5 Billion; 0.11% over $2.5 Billion up to $4 Billion; 0.10% over $4 Billion up to $5.5 Billion; 0.08% over $5.5 Billion
Pioneer Mid Cap Value Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.70% up to $500 Million; 0.65% of next $500 Million; 0.625% of the next $3 Billion; 0.60% over $4 Billion. Maximum performance adjustment of +/- 0.10% over performance period
Pioneer U.S. Government Money Market Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 1/15/13 to reflect reduction in management fee)	5/13/08	9/13/16	0.35% up to $1 Billion; 0.30% over $1 Billion
Pioneer Real Estate Shares	7/1/08, as amended as of 11/12/13 (and as amended as of 1/1/10 to reflect reduction in management fee)	5/13/08	9/13/16	0.80% up to $1 Billion; 0.75% over $1 Billion
Pioneer AMT-Free Municipal Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.50% up to $250 Million; 0.45% of the next $500 Million; 0.40% over $750 Million
Pioneer Select Mid Cap Growth Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 6/7/13 to reflect reduction in management fee)	5/13/08	9/13/16	0.625% up to $500 Million, 0.60% of the next $500 Million; 0.575% over $1 Billion

Pioneer Disciplined Value Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 6/7/13 to reflect reduction in management fee)	5/13/08	9/13/16	0.65% up to $1 Billion; 0.60% of the next $2 Billion; 0.55% of the next $4.5 Billion; and 0.525% over $7.5 Billion
Pioneer Classic Balanced Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.65% up to $1 Billion, 0.60% of the next $4 Billion; 0.55% over $5 Billion
Pioneer Multi-Asset Income Fund	9/28/11, as amended as of 11/12/13	*	9/13/16	0.50% up to $1 Billion; 0.45% over $1 Billion
Pioneer Global Equity Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.75% up to $500 Million; 0.70% of the next $500 Million; 0.65% over $1 Billion
Pioneer High Income Municipal Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.50% up to $500 Million; 0.475% of the next $500 Million; 0.45% over $1 Billion
Pioneer Floating Rate Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.60% up to $500 Million; 0.55% over $500 Million
Pioneer Flexible Opportunities Fund	3/1/10, as amended as of 11/12/13	*	9/13/16	0.70%**
Pioneer Global High Yield Fund	7/1/08, as amended as of 11/12/13	6/19/08	9/13/16	0.70% up to $500 Million; 0.65% of the next $500 Million; 0.60% of the next $500 Million; 0.55% of the next $500 Million; 0.45% over $2 Billion
Pioneer Global Multisector Income Fund	7/1/08, as amended as of 11/12/13	*	9/13/16	0.50%
Pioneer International Equity Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.85% up to $500 Million; 0.75% over $500 Million
Pioneer Dynamic Credit Fund	2/1/11, as amended as of 11/12/13	*	9/13/16	0.70% up to $1 Billion; 0.65% over $1 billion
Pioneer Fundamental Growth Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 3/5/10 to reflect reduction in management fee)	5/13/08	9/13/16	0.65% up to $1 Billion and 0.60% over $1 Billion

Pioneer Multi-Asset Ultrashort Income Fund	2/1/11, as amended as of 11/12/13 (and as amended as of 1/1/12 to reflect reduction in management fee)	*	9/13/16	0.35% up to $1 Billion; 0.30% over $1 Billion
Pioneer Core Equity Fund	6/7/13	5/7/13	9/13/16	0.50%
Pioneer Disciplined Growth Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 6/7/13 to reflect reduction in management fee)	5/13/08	9/13/16	0.65% up to $1 Billion; 0.60% of the next $4 Billion; and 0.55% over $5 Billion
Pioneer Short Term Income Fund	7/1/08, as amended as of 11/12/13 (and as amended as of 1/15/13 to reflect reduction in management fee)	5/13/08	9/13/16	0.35% up to $1 Billion; 0.30% over $1 Billion
Pioneer Strategic Income Fund	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.60% up to $1 Billion; 0.55% of next $9 Billion; 0.50% over $10 Billion
Pioneer U.S. Corporate High Yield Fund	7/12/16	*	7/12/16	0.60% up to $1 Billion; 0.55% over $1 Billion

Closed-End Interval Fund

Fund	Date of Current Management Agreement	Date Last Submitted for Shareholder Approval	Date Last Approved by Board	Fees (calculated as a percent per annum of the Fund’s average daily managed assets)
Pioneer ILS Interval Fund	12/4/14	*	9/13/16	1.75%

Closed-End Funds

Fund	Date of Current Management Agreement	Date Last Submitted for Shareholder Approval	Date Last Approved by Board	Fees (calculated as a percent per annum of the Fund’s average daily net assets)
Pioneer Diversified High Income Trust	11/1/09	10/8/09	9/13/16	0.85%
Pioneer Floating Rate Trust	11/1/09	10/8/09	9/13/16	0.70%
Pioneer High Income Trust	11/1/09	10/8/09	9/13/16	0.60%

Pioneer Municipal High Income Advantage Trust	11/1/09	9/22/09	9/13/16	0.60%
Pioneer Municipal High Income Trust	11/1/09	9/22/09	9/13/16	0.60%

*	Approved by the sole initial shareholder prior to public offering of the Fund.
**	Pioneer Flexible Opportunities Fund may invest in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). To the extent the Fund invests in the Subsidiary, the Fund’s management fee shall be calculated as a percent per annum of the average daily net assets of the Fund, excluding assets invested in the Subsidiary and on which the Subsidiary pays a management fee pursuant to the Management Agreement between the Subsidiary and the Manager.

VCT Portfolios

Portfolio	Date of Current Management Agreement	Date Last Submitted for Shareholder Approval	Date Last Approved by Board	Fees (calculated as a percent per annum of the Portfolio’s average daily net assets)
Pioneer Bond VCT Portfolio	7/1/08, as amended as of 11/12/13 (and as amended as of 7/1/14 to reflect reduction in management fee)	5/13/08	9/13/16	0.40%
Pioneer Emerging Markets VCT Portfolio	7/1/08, as amended as of 11/12/13 (and as amended as of 12/1/13 to reflect reduction in management fee)	5/13/08	9/13/16	1.10%
Pioneer Equity Income VCT Portfolio	7/1/08, as amended as of 11/12/13 (and as amended as of 1/1/10 to reflect reduction in management fee)	5/13/08	9/13/16	0.65% up to $1 Billion; 0.60% over $1 Billion
Pioneer Fund VCT Portfolio	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.65%
Pioneer High Yield VCT Portfolio	7/1/08, as amended as of 11/12/13 (and as amended as of 1/1/10 to reflect reduction in management fee)	5/13/08	9/13/16	0.65% up to $1 Billion; 0.60% over $1 Billion
Pioneer Mid Cap Value VCT Portfolio	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.65%
Pioneer Real Estate Shares VCT Portfolio	7/1/08, as amended as of 11/12/13 (and as amended as of 1/1/10 to reflect reduction in management fee)	5/13/08	9/13/16	0.80% up to $500 Million; 0.75% over $500 Million

Pioneer Select Mid Cap Growth VCT Portfolio	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.74%
Pioneer Strategic Income VCT Portfolio	7/1/08, as amended as of 11/12/13	5/13/08	9/13/16	0.65%

The Adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all fund expenses other than taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation) for the classes of the Funds set forth below. Such expense limit arrangements will remain in effect following the completion of the Transaction through the dates set forth below. There can be no assurance that the adviser will extend the expense limitations beyond such times. While in effect, the arrangement may be terminated for a class only by agreement of the adviser and the Board of Trustees.

Fund	Class	Expense Limit	Expiration Date
Open-End Funds
Pioneer Bond Fund	A	0.85%	11/1/18
	R	1.10%	11/1/18
	T	0.85%	11/1/18
	Y	0.58%	11/1/18
Pioneer Emerging Markets Fund	A	1.95%	4/1/18
	C	2.85%	4/1/18
	R	2.20%	4/1/18
	T	1.95%	4/1/18
Pioneer Solutions—Balanced Fund*	A	0.70%	12/1/18
	C	1.45%	12/1/18
	R	0.90%	12/1/18
	T	0.70%	12/1/18
Pioneer Solutions—Conservative Fund*	A	0.70%	12/1/18
	C	1.45%	12/1/18
	R	0.90%	12/1/18
	T	0.70%	12/1/18
	Y	0.65%	12/1/18
Pioneer Solutions—Growth Fund*	A	0.70%	12/1/18
	C	1.45%	12/1/18
	R	0.90%	12/1/18
	T	0.70%	12/1/18
Pioneer AMT-Free Municipal Fund	A	0.82%	5/1/18
	T	0.82%	5/1/18
	Y	0.55%	5/1/18
Pioneer Disciplined Value Fund	A	1.20%	1/1/18
	C	2.10%	1/1/18
	R	1.40%	1/1/18
	T	1.20%	1/1/18
	Y	0.85%	1/1/18

Pioneer Classic Balanced Fund	A	1.16%	12/1/18
	K	0.90%	12/1/18
	R	1.30%	12/1/18
	T	1.16%	12/1/18
Pioneer Multi-Asset Income Fund	A	0.85%	12/1/18
	C	1.75%	12/1/17
	T	0.85%	12/1/18
	Y	0.65%	12/1/18
Pioneer Global Equity Fund	A	1.30%	1/1/18
	C	2.20%	1/1/18
	K	0.80%	1/1/18
	R	1.55%	1/1/18
	T	1.30%	1/1/18
	Y	0.80%	1/1/18
Pioneer High Income Municipal Fund	A	0.90%	1/1/18
	T	0.90%	1/1/18
Pioneer Floating Rate Fund	Y	0.70%	3/1/18
Pioneer Flexible Opportunities Fund*	A	1.20%	3/1/18
	T	1.20%	3/1/18
	Y	0.90%	3/1/18
Pioneer Global Multisector Income Fund	A	1.00%	3/1/18
	C	1.90%	3/1/18
	T	1.00%	3/1/18
	Y	0.75%	3/1/18
Pioneer International Equity Fund	A	1.45%	4/1/18
	C	2.35%	4/1/18
	T	1.45%	4/1/18
Pioneer Dynamic Credit Fund	A	1.20%	8/1/18
	T	1.20%	8/1/18
	Y	0.85%	8/1/18
Pioneer Fundamental Growth Fund	A	1.09%	8/1/18
	R	1.40%	8/1/18
	T	1.09%	8/1/18
	Y	0.83%	8/1/18
Pioneer U.S. Corporate High Yield Fund	A	1.05%	1/1/18
	C	1.80%	1/1/18
	T	1.05%	1/1/18
	Y	0.75%	1/1/18

Closed-End Interval Fund
Pioneer ILS Interval Fund	—	1.99%	3/1/18

Portfolio	Class	Expense Limit	Expiration Date
Pioneer Bond VCT Portfolio	Class I	0.62%	5/1/18
Pioneer Strategic Income VCT Portfolio	Class I	0.75%	5/1/18
	Class II	1.00%	5/1/18

Appendix D

Amounts Paid to the Adviser and Affiliates

The following table indicates amounts paid by each Fund to the Adviser or affiliates of the Adviser during the Fund’s last fiscal year. No Fund paid commissions to an affiliated broker for the Fund’s most recently completed fiscal year.

Fund	Gross Management Fees ($)	Net Management Fees($)*	Administration Fees ($)	Distribution Fees ($)	Transfer Agency Fees ($)	Fiscal Year Ended
Open-End Funds
Pioneer Bond Fund	13,785,228	13,785,228	1,104,227	4,576,946	260,952	6/30/16
Pioneer Emerging Markets Fund	1,133,102	1,133,102	83,775	387,122	104,225	11/30/16
Pioneer Equity Income Fund	9,476,495	9,476,495	577,858	3,508,232	222,315	10/31/16
Pioneer Fund	24,130,266	24,130,266	2,313,129	12,272,859	2,628,055	12/31/16
Pioneer High Yield Fund	7,454,725	7,454,725	414,246	4,316,120	146,709	10/31/16
Pioneer Solutions—Balanced Fund	252,916	252,916	90,476	967,797	101,520	7/31/16
Pioneer Solutions—Conservative Fund	85,156	85,156	37,825	302,549	31,196	7/31/16
Pioneer Solutions—Growth Fund	430,249	430,249	156,517	1,436,462	246,741	7/31/16
Pioneer Mid Cap Value Fund	5,714,070	5,714,070	426,489	2,637,732	384,724	10/31/16
Pioneer U.S. Government Money Market Fund	1,111,265	627,305	201,542	383,444	180,733	12/31/16
Pioneer Real Estate Shares	1,289,284	1,289,284	90,075	383,356	71,640	12/31/16
Pioneer AMT-Free Municipal Fund	5,297,396	5,297,396	403,572	2,476,054	78,464	12/31/16
Pioneer Select Mid Cap Growth Fund	7,635,400	7,635,400	534,889	3,139,471	403,724	11/30/16

Pioneer Disciplined Value Fund	4,058,686	4,058,686	240,945	2,301,028	155,685	8/31/16
Pioneer Classic Balanced Fund	1,838,182	1,838,132	128,324	883,309	113,892	7/31/16
Pioneer Multi-Asset Income Fund	4,065,226	4,065,226	280,936	3,816,751	49,491	7/31/16
Pioneer Global Equity Fund	1,264,825	1,264,825	94,667	364,861	107,168	8/31/16
Pioneer High Income Municipal Fund	2,831,058	2,831,058	191,604	2,200,641	11,088	8/31/16
Pioneer Floating Rate Fund	3,799,573	3,799,573	226,599	1,336,367	21,344	10/31/16
Pioneer Flexible Opportunities Fund	5,094,875	5,094,875	263,660	2,417,153	40,132	10/31/16
Pioneer Global High Yield Fund	5,160,290	5,160,290	271,324	2,540,144	50,232	10/31/16
Pioneer Global Multisector Income Fund	139,555	139,555	31,093	75,710	7,286	10/31/16
Pioneer International Equity Fund	1,341,233	1,341,233	101,469	282,552	120,644	11/30/16
Pioneer Dynamic Credit Fund	3,033,511	3,033,511	144,355	732,895	26,455	3/31/16
Pioneer Fundamental Growth Fund	17,658,893	17,658,893	869,298	5,266,967	301,606	3/31/16
Pioneer Multi-Asset Ultrashort Income Fund	8,439,915	8,439,915	797,859	4,303,700	122,464	3/31/16
Pioneer Core Equity Fund	7,294,357	7,294,357	611,429	3,599,967	456,059	12/31/16
Pioneer Disciplined Growth Fund	6,730,613	6,730,613	509,474	2,667,286	825,687	8/31/16
Pioneer Short Term Income Fund	2,084,266	2,084,266	210,768	930,890	35,265	8/31/16
Pioneer Strategic Income Fund	36,000,980	36,000,980	2,061,654	13,922,385	236,391	9/30/16

Pioneer U.S. Corporate High Yield Fund**	0	0	0	0	0	—
Closed-End Interval Fund
Pioneer ILS Interval Fund	2,080,350	2,080,350	50,412	0	46,980	10/31/16
Closed-End Funds
Pioneer Diversified High Income Trust	1,729,061	1,729,061	118,651	0	4,270	4/30/16
Pioneer Floating Rate Trust	3,132,041	3,132,041	248,306	0	7,010	11/30/16
Pioneer High Income Trust	2,720,522	2,720,522	115,611	0	16,716	3/31/16
Pioneer Municipal High Income Advantage Trust	2,663,057	2,663,057	241,261	0	16,503	3/31/16
Pioneer Municipal High Income Trust	2,417,037	2,417,037	223,291	0	15,286	4/30/16

*	Amounts shown under Net Management Fees reflect the effect of contractual expense limitations for certain Funds.

Portfolio	Gross Management Fees ($)	Net Management Fees($)*	Administration Fees ($)	Distribution Fees ($)	Transfer Agency Fees ($)
Pioneer Bond VCT Portfolio	427,870	363,343	48,798	207,922	0
Pioneer Emerging Markets VCT Portfolio	286,604	286,604	21,870	34,876	0
Pioneer Equity Income VCT Portfolio	1,909,806	1,909,806	102,416	508,919	0
Pioneer Fund VCT Portfolio	891,036	891,036	55,404	37,915	0
Pioneer High Yield VCT Portfolio	378,448	378,448	34,014	34,516	0
Pioneer Mid Cap Value VCT Portfolio	2,215,799	2,215,799	116,885	685,952	0
Pioneer Real Estate Shares VCT Portfolio	321,949	321,949	26,154	76,008	0
Pioneer Select Mid Cap Growth VCT Portfolio	827,961	827,961	42,324	0	0
Pioneer Strategic Income VCT Portfolio	282,151	282,151	29,312	84,047	0

*	Amounts shown under Net Management Fees reflect the effect of contractual expense limitations for certain Funds.

Appendix E

PROPOSAL 3 — TO CONVERT INVESTMENT OBJECTIVE(S) FROM FUNDAMENTAL TO NON-FUNDAMENTAL (To be voted on by shareholders of Pioneer AMT-Free Municipal Fund, Pioneer Bond Fund, Pioneer Core Equity Fund, Pioneer Global High Yield Fund and Pioneer High Yield Fund only)

If shareholders of these Funds approve Proposal 3, the Fund’s investment objective or objectives will become non-fundamental, meaning that the investment objective or objectives may be changed without shareholder approval if the Fund’s Board believes that it is in the best interests of shareholders to do so.

The 1940 Act does not require that a Fund’s investment objective be fundamental, and, in fact, it is common for funds to have non-fundamental investment objectives. If a Fund’s investment objective is non-fundamental, the objective may be changed by the Fund’s Board if the board determines that it is in the best interests of shareholders to do so.

If a Fund is able to change its investment objective or objectives without shareholder approval, the Fund will have flexibility to respond to changing conditions in a manner that the Fund’s Board determines to be in the best interests of Fund shareholders without the expense and delay of seeking further shareholder approval. As noted below, however, shareholders would be given prior notice of any change in the Fund’s investment objective or objectives.

There are no current plans to change the investment objective or objectives of Pioneer AMT-Free Municipal Fund, Pioneer Core Equity Fund, Pioneer Global High Yield Fund and Pioneer High Yield Fund. If shareholders of a Fund approve this proposal and the Fund’s Board thereafter decides to change the Fund’s investment objective, shareholders will be given prior written notice, typically at least 60 days in advance, of any material change in the Fund’s investment objective or objectives.

Shareholders of Pioneer Bond Fund are being asked in Proposal 4 to change the investment objectives of that Fund. Please note that if shareholders of Pioneer Bond Fund approve making the Fund’s investment objectives non-fundamental, as proposed in this Proposal 3, but do not approve the specific changes to the Fund’s investment objectives proposed in Proposal 4, the Fund’s current investment objectives will remain the same, but the Fund’s Board may consider a change to the Fund’s investment objectives in the future. In that circumstance, shareholders would be given prior written notice, typically at least 60 days in advance, of any material change in the Fund’s investment objectives.

Required Vote

To become effective with respect to a particular Fund, Proposal 3, the conversion of the Fund’s investment objective(s) from fundamental to non-fundamental, must be approved by a “1940 Act Majority Vote” of the outstanding voting securities of that Fund, as such term is defined above in “Vote Required and Manner of Voting Proxies.”

Your Board recommends that you vote “FOR” this proposal.

Appendix F

PROPOSAL 4 — TO CHANGE PIONEER BOND FUND’S CURRENT INVESTMENT OBJECTIVES (To be voted on by shareholders of Pioneer Bond Fund only)

If shareholders of Pioneer Bond Fund approve Proposal 4, the Fund’s current fundamental investment objectives would be changed. Pioneer Bond Fund’s current investment objectives are:

“To provide current income from an investment grade portfolio with due regard to preservation of capital and prudent investment risk. The Fund also seeks a relatively stable level of dividends; however, the level of dividends will be maintained only if consistent with preserving the investment grade quality of the portfolio.”

If this proposal is approved by shareholders, the Fund’s investment objectives would be changed to:

“The Fund seeks current income and total return.”

This change is intended to, among other things, convey more concisely Pioneer Bond Fund’s main investment goals. There are no current plans to change Pioneer Bond Fund’s principal investment strategies or investment practices, including the credit quality of its investments. Please note that the proposed change to the Fund’s investment objective would make it easier for the credit quality of the Fund’s portfolio to be changed in the future.

Required Vote

To become effective, Proposal 4, changing the investment objectives of Pioneer Bond Fund, must be approved by a “1940 Act Majority Vote” of the outstanding voting securities of the Fund, as such term is defined above in “Vote Required and Manner of Voting Proxies.”

Your Board recommends that you vote “FOR” this proposal.